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October 10, 2008	OUR FILE NUMBER 735,400-44

VIA EDGAR	WRITER’S DIRECT DIAL (949) 823-6980

Ms. Peggy Kim Special Counsel, Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	WRITER’S E-MAIL ADDRESS aterner@omm.com

Re:	Napster, Inc.
Amendment No. 1 to Schedule 14D-9
Filed October 2, 2008
Schedule 14D-9
Filed September 26, 2008
File No. 005-78044

Dear Ms. Kim:

On behalf of Napster, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2008 regarding the Schedule 14D-9 filed by the Company on September 26, 2008, as amended by Amendment No. 1 to Schedule 14D-9 filed by the Company on October 2, 2008 (the “Schedule 14D-9”). For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 9

Reasons for the Recommendation, page 14

1. We note your disclosure in the first paragraph that the board considered a “number of factors” in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board’s decision to recommend that the security holders accept the offer made by Best Buy.

Ms. Peggy Kim, October 10, 2008—Page 2

In response to the Staff’s comment, the section titled “Reasons for the Recommendation” included in Item 4(b) of the Schedule 14D-9 has been revised to clarify that the enumerated factors are the material reasons relied upon by the Company’s board of directors in reaching its decision to recommend that security holders accept the offer made by Best Buy. This revision is reflected in Amendment No. 2 to the Schedule 14D-9 filed by the Company with the Commission on October 10, 2008.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately copies of Amendment No. 2 to the Schedule 14D-9.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Andor D. Terner
Andor D. Terner of O’Melveny & Myers LLP

cc:

Nicholas Panos, Senior Special Counsel, U.S. Securities and Exchange Commission

Wm. Christopher Gorog, Chief Executive Officer and Chairman of the Board, Napster, Inc.

John R. Houston, Esq., Robins, Kaplan, Miller & Ciresi L.L.P.

David Krinsky, Esq., O’Melveny & Myers LLP